TRANSOCEAN LTD.
Turmstrasse 30
CH-6300 Zug
SWITZERLAND
TEL. +713-232-7516
FAX +713-232-7511
heather.callender@deepwater.com

July 1, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention:	H. Roger Schwall
Assistant Director

Re:	Transocean Ltd.’s Response to the Staff’s Comment Letter dated June 14, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 24, 2010

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Filed May 5, 2010

Response letter dated May 19, 2010

File No. 0-53533

Dear Mr. Schwall:

The following is in response to the additional comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the letter dated June 14, 2010, from H. Roger Schwall, Assistant Director, with respect to the above referenced filings of Transocean Ltd. (the “Company”). For your convenience, each of our responses is prefaced by the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Risk Factors

Compliance with or breach of environmental laws can be costly and could limit our operations, page 19

Comment:

1.

Your response to prior comment number one explains that all of your current drilling contracts indemnify you for pollution damages and damage to the well or reservoir and loss of subsurface oil and gas. However, your disclosure appears to distinguish between pollution damages and environmental damages, and your response does not appear to address indemnifications related to environmental damages. Please clarify for us the difference, if any, between pollution and environmental indemnifications, and describe for us the environmental indemnifications you receive under your drilling contracts.

Your response should also address any specific drilling contracts in which you have not received environmental indemnifications.

Company Response:

Our drilling contracts usually use the terms “pollution” and “contamination” instead of “environmental.” We use these terms interchangeably, and we believe that an indemnification provision covering pollution or contamination events has the same meaning as an indemnification provision covering environmental events.

2.	We note you indicate in your response to prior comment number one that in some instances you have agreed to certain limits on your indemnification rights, and you can be responsible for damages in excess of $5 million depending on the nature of the liability. Please clarify the maximum amount of exposure you have under any of your drilling contracts where you have agreed to limits on your indemnification rights and the nature of the liability that would trigger such limits.

Company Response:

The majority of our contracts do not contain a limitation on our right to be indemnified with respect to pollution damages in connection with reservoir fluids stemming from operations (other than pollution from substances in our control originating from the rig). However, the maximum specified amount for which we have agreed to limit this right in any of our drilling contracts is $25 million. This amount is contained in only one of our drilling contracts. Under that contract, each party is generally responsible for its own gross negligence and willful misconduct attributable to its managerial personnel; provided, however, that the liability of each party for gross negligence and willful misconduct attributable to its managerial personnel is capped at $25 million in the aggregate for certain matters, including, among others, claims as to pollution, contamination or seepage resulting from a blowout or uncontrolled well flow. Such claims as to pollution, contamination or seepage resulting from a blowout or uncontrolled well flow and attributable to the gross negligence or willful misconduct of our managerial personnel in excess of the $25 million amount would be subject to the operator’s obligation to indemnify us.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Comment:

3.	We note your responses to our prior comments two, three, and four. We further note that you have provided sample disclosure in your response letter that is responsive to these comments. However, you have not included any disclosure in your Form 10-Q for the quarter ended March 31, 2010 that is responsive to these comments. Please confirm that you will provide such disclosure in your future periodic reports on Forms 10-Q and 10-K.

Company Response:

We developed and submitted our response to prior comment four subsequent to filing our quarterly report on Form 10-Q for the three months ended March 31, 2010. However, we confirm our intent to include such quantification of changes described in our prior response in future filings.

In our responses to prior comments two and three concerning our use of capital resources to fulfill our anticipated obligations, we identified information available elsewhere in our Management’s Discussion and Analysis of Financial Condition and Results of Operations that a reader could use to understand the capital resources described in our discussion of sources and uses of liquidity. Such information included our existing cash balances, the availability under our bank credit facility and our contract backlog. As such information is already contained elsewhere within our Management’s Discussion and Analysis of Financial Condition and Results of Operations, we do not believe it is necessary to repeat this information in the discussion of our sources and uses of liquidity in future filings with respect to prior comments two and three. Although we also referred to our projected free cash flows in our responses to these prior comments, we have not historically included and have not proposed to include such projected cash flow information in our filings with the Commission. We provided the projected free cash flow information to the Staff in response to prior comments two and three to emphasize the substantial excess of our liquidity after debt repayment obligations. However, we do not believe the inclusion of this detailed projected, non-GAAP information in our future filings is necessary for investors to understand our liquidity position.

Results of Operations, Historical 2009 Compared to 2008

Income Tax Expense, page 47

4.	Your response to prior comment number six indicates that your expected future tax costs depend on the location your clients choose to have you provide drilling services and that a significant portion of your taxes are based on gross revenues. We also note that the periodic rig status reports you file via Form 8-K appear to indicate the location of and the dayrate you will earn for the future drilling operations for each of your rigs. In this regard, please clarify for us why you believe you are unable to reasonably approximate the future tax jurisdictions in which the rigs under contract backlog will operate such that you are unable to provide a reasonable discussion of the anticipated income tax impact on future operations. As part of your response, please explain whether a discussion of the relationship between income taxes and gross revenues would provide meaningful information to investors.

Company Response:

The fleet status report provides expected operating locations for various rigs as well as anticipated dayrates for contracted rigs. With respect to location, even though our initial contracts generally provide an expected work location (as shown on the status reports), the majority of our contracts allow for the customer to move the rig to another location, thereby subjecting it to a different taxing jurisdiction. In recent history, our customers have repeatedly availed themselves of this contract flexibility and have often moved rigs around the globe under existing or re-negotiated contracts either before or after the commencement of operations in the location shown on a prior fleet status report. As a result, the location shown on our fleet status reports may not be the ultimate location of operations for the full contract term. These rig movements often generate significant changes to our tax costs, especially in situations in which a rig is moving from a jurisdiction imposing taxation based on taxable income to a jurisdiction imposing taxation based on gross revenue. We expect our customers to continue to avail themselves of these contractual rights to relocate rigs under contract from one location to another, even more so today as a result of the potential drilling moratorium in the U.S. Gulf of Mexico. Therefore, we cannot reasonably approximate future taxes based on the rig location shown on the fleet status report.

Further, as dayrates increase or decrease during industry cycles, the changes in relative tax burden differ markedly between jurisdictions imposing taxation based on net income and jurisdictions imposing taxation based on gross revenue. While our fleet status reports reflect the most up-to-date information as to the intended location of the drilling services and contract revenue, it is important to understand that this information is subject to change and, historically, has changed as rigs are frequently moved to new jurisdictions under existing or new contracts. When considering the movement of our rigs and the differences in tax costs, there is no straightforward manner to confidently predict future tax costs based on the information provided in the fleet status report.

Our expected future tax costs depend in part on (a) the location our customers choose to have us provide drilling services, (b) the country of incorporation of and respective tax laws applicable to the subsidiary operating each drilling rig and how our operations in such location are organized and structured, (c) the number of rigs currently stacked (and not in operation), (d) whether our drilling operations are subject to taxation based on taxable income or gross revenues and (e) the relative level of current dayrates in the cyclical drilling industry. The composition of our future tax costs is further complicated by the fact that a significant portion of such tax costs are generated in countries that impose taxation based on gross revenues, not taxable income. The non-linear relationship between the relative tax burden in jurisdictions imposing taxation based on taxable income and the tax burden in jurisdictions imposing taxation based on gross revenue means that there is little, if any, expected relationship between tax expense and pre-tax book income, the two key elements of the effective tax rate calculation.

Given the above, we believe we are unable to provide a reasonable discussion of the anticipated income tax impact on future operations.

5.

We note your response to prior comment number seven indicates you operated in over 40 different worldwide taxing jurisdictions in fiscal 2009 and 2008, but you also identify certain taxing jurisdictions that make up a significant portion of your consolidated income tax expense for the prior two years. You also attribute the changes in your consolidated tax provision primarily to changes in the relative mix of taxable amounts in your various tax jurisdictions. Please clarify in further detail why you believe providing enhanced discussion of tax rates for your major taxing jurisdictions “would be confusing and would not provide investors with more useful information.” As part of your response, please explain whether providing quantification of changes in the relative jurisdictional mix of your taxable income with enhanced discussion of applicable rates by major jurisdiction would provide useful information to investors.

Company Response:

The calculation of our tax rates is complex. The tax costs depend on factors including but not limited to (a) the location our customers choose to have us provide drilling services, (b) the country of incorporation of and respective tax laws applicable to the subsidiary operating each drilling rig and how our operations in such location are organized and structured, (c) the number of rigs currently stacked (and not in operation), (d) whether our drilling operations are subject to taxation based on taxable income or gross revenues and (e) the relative level of current dayrates in the cyclical drilling industry.

The countries in which we operate have differing tax laws and regulations. In addition to the tax laws and regulations that apply in the operating locales, we are also subject to the tax laws and regulations applicable in the country of incorporation for our subsidiary that owns the applicable drilling rig. Additionally, our organizational structure tends to change over time, reflecting, among other things, our acquisitions and changes in our internal structure. Thus, the calculation of our tax costs is complicated and varies based not just on where rigs work but also on how those rigs are owned. The tax calculations are particularly complicated in instances where we have more than one operating structure for the same taxing jurisdiction and, thus, more than one method of calculating taxes depending on the operating structure utilized by the rig under the contract. For example, we could have two rigs operating in the same country but those two rigs could generate significantly different tax costs due to their ownership by two different subsidiaries and the resulting application of differing tax laws and regulations in the respective country of incorporation. As noted in our response to comment number four above, our rigs also frequently change locations at inception of new contracts and also during the contract term. This factor, along with the volatility of contract drilling dayrates, further adds to the variability of tax costs from period to period in a jurisdiction. These complexities highlight the underlying confusion that can easily be generated when trying to include enough information to explain the various tax calculations underlying our tax expense to a reader of the financial statements. Further confusion can arise by introducing “taxable income” in the financial statements. “Taxable income” is not required to be disclosed in financial statements, and therefore is not typically viewed as useful information to investors. Introducing this metric to investors may be confusing, especially combined with also introducing a jurisdiction-by-jurisdiction comparison of this metric. As described above, in Transocean’s case, taxable income could be gross revenue in one jurisdiction, a form of pre-tax income in another, or a combination of the two depending on the corporate structure. Accordingly, such a comparison of relative jurisdictional mix of taxable income in Transocean’s case would introduce even more confusion as the concept of taxable income is inconsistent across jurisdictions. Furthermore, as tax rates are a function of tax expense divided by taxable income, and given that taxable income is inconsistent across jurisdictions, a discussion of tax rates across jurisdictions would not appear to be a valuable analytic to an investor’s comprehension of our overall tax expense.

Given the complexities noted above as well as those described in our response to comment four above, we believe that providing a quantification of changes in the relative jurisdictional mix of our taxable income with enhanced discussion of applicable rates by major jurisdiction would be confusing and would not provide useful information to a reader of the financial statements.

Form 10-Q for the Quarterly Period Ended March 31, 2010

General

6.	We note from your response to prior comment number 12 that you expect operating and maintenance expenses to increase by approximately $200 million in 2010 related to the incident involving the Deepwater Horizon. We noted similar quantification in your first quarter earnings conference call. Please tell us how you consider quantifying such estimated amounts in your Form 10-Q, including the significant components that make up the $200 million. We further note from your response to prior comment number 12 that “We have been placed on notice by the operator that it intends to make a claim on our excess liability insurance coverage.” Please tell us under what basis the operator intends to make a claim under your insurance coverage, and tell us how you considered disclosing this fact in your Form 10-Q.

Company Response:

Our preliminary analysis of the potential increase to operating and maintenance expenses was based on limited information we were able to gather in the approximately 15 days from the occurrence of the Deepwater Horizon incident until the filing of our Form 10-Q and our first quarter earnings conference call. This preliminary analysis included accruals expected to be recorded in the second quarter of 2010 for the full amount of our $65 million in insurance deductibles. At that time, we further expected increased insurance costs for the remainder of 2010 of approximately $30 million resulting from the renewal of our annual insurance policies for hull and machinery and third-party liability coverages beginning June 1, 2010 and additional insurance costs related to the drilling of the relief wells. Legal fees related to various lawsuits that had been or were expected to be filed and costs of U.S. governmental investigations were estimated to increase our 2010 operating and maintenance expenses by $75 million, net of any insurance reimbursements. We also expected to incur additional costs of approximately $30 million during 2010 primarily related to our internal investigation including consultant costs, travel costs and other miscellaneous costs. We did provide limited, directional guidance in our filing regarding our expectations for increased operating and maintenance expense. We are in the process of updating our analysis of the estimated increase in our operating and maintenance expenses in 2010 relating to the Deepwater Horizon incident for purposes of our Form 10-Q filing for the quarter ending June 30, 2010.

7.

We further note from your response to prior comment number 12 that “We have been placed on notice by the operator that it intends to make a claim on our excess liability insurance coverage.” Please tell us under what basis the operator intends to make a claim under your insurance coverage, and tell us how you considered disclosing this fact in your Form 10-Q.

Company Response:

The operator maintains that it is entitled to additional insured status as provided for under the drilling contract between us and the operator for the Deepwater Horizon. Our insurance underwriters have filed declaratory judgment actions in the Houston Division of the Southern District of Texas seeking a judgment declaring that they have no, or only a limited, additional-insured obligation to the operator. We did not disclose this information in our Form 10-Q because we filed our Form 10-Q on May 5, 2010 and the notice was only provided by BP subsequently on May 14, 2010. We will disclose this matter in our future filings.

Risk Factors

The Deepwater Horizon incident may have a material adverse effect on us, page 37

8.	We note from your disclosure that “… to the extent any of the indemnities from the operator are not enforceable or the operator does not indemnify us, our insurance policies may not fully cover these amounts.” Please tell us how you considered explaining under what circumstances the indemnities are not enforceable, why the operator would not indemnify you, and whether such circumstances are likely to occur. For example, disclose whether the operator has asserted that the indemnities are not enforceable or that the operator does not intend to indemnify you.

Company Response:

A contractual indemnity may not be enforceable for various reasons, including if a court determines that the indemnity is contrary to public policy or applicable law, or if a court finds that the liability in question is not expressly made subject to the indemnity. The law regarding the enforceability of indemnities is unsettled. In addition, the operator may seek not to, or may be unable to, indemnify us for various reasons, including legal and financial restrictions, or because it believes it has one or more defenses against its obligation to indemnify us. The resolution of these matters depends in large part on actions by the operator, and we cannot predict what those actions will be.

On June 25, 2010, we received a letter from the operator’s outside counsel informing us that the operator could not, at such time, conclude that it was obligated to defend or indemnify us under the Deepwater Horizon contract for pollution and contamination arising from the incident or a personal injury claim involving the employee of another one of the operator’s contractors and that the operator intended to reserve its rights under the indemnification provisions of the contract. The letter also asked us for more specific information regarding our indemnity claims. The letter also claims that the operator may not be obligated to defend or indemnify us based on the facts alleged in third-party claims related to the incident, including allegations that we were grossly negligent, or in the event our actions materially increased the risk, or prejudiced the rights of, the operator. Further, the letter claimed that facts may ultimately prove that we may be obligated to indemnify the operator, that we may have materially breached the drilling contract or that we are otherwise not entitled to indemnification from the operator under the contract. We plan to vigorously defend and enforce our rights under the contract, including but not limited to, our right to indemnification for all claims arising from pollution and contamination originating from underwater discharges from the well head regardless of, among other things, any alleged breach of the drilling contract.

We plan to include disclosure similar to the above in our future filings.

9.	Your response to prior comment number 12 explains that “our drilling rig, Development Driller III, is involved in drilling the relief well at the site of the incident, our drillship, Discoverer Enterprise, is involved in the oil recovery operations in the Gulf and our drilling rig, Development Driller II, will be involved in drilling a second relief well, well capping operations or both. All of these rigs are under contract with the operator, and were under such contracts prior to the incident.” We also note your response to prior comment number one indicates that “In most instances in which we are indemnified for damages to the well, we have the responsibility to redrill the well at a reduced dayrate.” Please tell us whether the operations of the Development Driller III, Discoverer Enterprise, and the Development Driller II are currently subject to reduced dayrates, and, if so, tell us how you considered discussing the impact of any reduction in dayrates on your results of operations and liquidity.

Company Response:

The Development Driller III, Discoverer Enterprise and Development Driller II are not operating at reduced dayrates. These rigs were under contract with BP prior to the Deepwater Horizon incident and are subject to the standard rates agreed upon prior to the incident in the contract covering each of such rigs. The relief wells being drilled at the site of the incident are not redrills of the initial well and are therefore not subject to reduced dayrates.

Closing Comments

In connection with this response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Heather G. Callender
Heather G. Callender
Associate General Counsel